gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

December 4, 2006

Ms. Keira Ino

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International Food and Wine Consultants, Inc.

SB-2/A5

File No.: 333-136487

Dear Ms Ino:

As previously discussed, Amendment Nos. 3 and 4 were identical (except for dating of signature page and consents) and accordingly, your November 28, 2006 fax with comments regarding Amendment No. 3 would necessarily be identical to any comments on Amendment No. 4.

Accordingly, we are enclosing Pre-Effective Amendment No. 5 to above-referenced Registration Statement in response to your aforesaid Comment Letter.  In that regard, we have added such additional information as was available to us to the Management’s Discussion and Analysis or Plan of Operation section as relates to your comment regarding sub-section entitled “July 31, 2006 and 2005”.

We have also advised Issuer’s auditors to set up necessary procedures with Issuer so that in the future, all books and records are established so that each item may be individually itemized.  Both Issuer and its auditors have agreed to immediately set up such necessary procedures.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

International Food and Wine Consultants, Inc.

Most & Company, LLP